UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Technologies Acquires Avanan, the fastest growing cloud email and collaboration security company, to redefine security for cloud email

With email threat landscape becoming wider every year, the integrated Check Point Software and Avanan offering will deliver best-of-breed cloud e-mail malware protection and expand security to SaaS collaboration suites

SAN CARLOS, CA August 30, 2021 Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions to corporate enterprises and governments globally, today announced the acquisition of Avanan, the fastest growing cloud email security company. Avanan technology provides the highest level of security for emails and SaaS collaboration suites. Avanan will integrate into the Check Point Infinity consolidated architecture to deliver the world’s most secure email security offering. Utilizing patented technology designed and built for cloud email environments, this will be the only unified solution in the market to protect remote workforce from malicious files, URLs and Phishing across email, collaboration suites, web, network, and endpoint.

Email technologies have evolved and transitioned from on premise solutions to the cloud. With 95% of cyber-attacks targeting enterprise networks are caused by successful spear phishing, the cloud email threat landscape has never been wider. The amount of phishing attacks doubled in 2020, with every Microsoft Office 365 user in the world attacked at least once.

The COVID-19 pandemic and the move to remote work continue to fuel the adoption of cloud office systems and the use of other collaboration suites beyond email (e.g. Teams, Slack, OneDrive), expanding users’ exposure to cyber-attacks even more. This expanded threat landscape requires a new approach to email security since conventional solutions built for on-premises email have failed to adapt for the cloud. Legacy email solutions (SEG) impair native security tools, are blind to cloud threats, and cannot protect collaboration suites.

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Avanan, founded in 2015, is the world’s fastest growing cloud-email security vendor. The company developed a patented application-programming interface (API) solution to stop email threats before arriving to the inbox (inline), for both internal and external emails using AI based engines. With over 100 employees, it protects more than 5000 customers and over 2.5 million inboxes. The solution deploys in minutes like an app and is configured in a few clicks.

“More and more businesses are moving to cloud-email platforms and with email becoming a major channel to launch devastating cyber-attacks, this acquisition represents a huge potential as organizations are looking for a new approach to email and collaboration suite security,” said Dr. Dorit Dor, Check Point’s Chief Product Officer. “By integrating Avanan into Check Point Infinity, organizations will be able to modernize legacy solutions with email security as-a-service and protect cloud email and collaboration suites from the most sophisticated attacks.  We’ve been using the Avanan technology as an OEM for the last 3 years and I am confident that with this new addition, customers will enjoy the best email security with the best cyber security capabilities.”

“Avanan’s journey to reinvent email security is starting a whole new chapter. By merging with Check Point Software, we are combining Avanan’s best in class A.I. that catches the sophisticated email-borne attacks everyone else misses, with Check Point Software’s unparalleled security capabilities and threat intelligence,” says Gil Friedrich, CEO and co-founder of Avanan. “With Check Point Software’s global organization, we plan to bring our joint solution to all organizations, of all sizes and geographies, to anyone that needs better security for their email and collaboration suite”.

Check Point Software entered into a definitive agreement to acquire Avanan and the transaction is expected to close imminently.

Check Point Infinity is the industry’s first consolidated security architecture, providing the highest level of threat prevention against both known and unknown cyber-threats. The integration of Avanan technology into the Check Point Infinity architecture is set-to deliver the highest level of security to remote workforces worldwide, providing the only unified solution that will protect from malicious files, URLs and phishing across email, collaborations apps, web, network, and endpoint. The unified solution will allow organizations to:

•	Modernize legacy solutions (SEG) with email security as a service and protect cloud email in less than 5 minutes.

•
Stop 30% more infected emails than any conventional email security solution with best of breed malware protection and no impact in productivity: preventing phishing attacks and malicious files from landing in the inbox, eliminate hazardous clicks on emails with click time URL protection and prevent attack expansion before any damage is evident with automatic post attack remediation.

•	Protect email data loss (internal and external) with the most secure and flexible solution: security admins have multiple response actions to protect data before it leaves the organization.

•	Protect SAAS collaboration suites such as OneDrive, Google Drive, Teams, Share Point, Slack, Box and more, from Malicious URLs, infected files, and data loss prevention (DLP).

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About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to corporate enterprises and governments globally.  Check Point Infinity´s portfolio of solutions protects enterprises and public organizations from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other threats. Infinity comprises three core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management. Check Point protects over 100,000 organizations of all sizes.

About Avanan
Avanan has defined the cutting edge of email security with its patented inline protection and innovative machine learning since its founding in 2015. Avanan is committed to continuous innovation and to define the future of email and collaboration security. Over 5,000 customers use Avanan technology. Industry reviews like Gartner, position Avanan a leader in email security.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Tal Payne
August 30, 2021		Chief Financial Officer & Chief Operating Officer

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